February 11, 2009
Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Holly Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 1-03876
Dear Ms. Towner,
Regarding your comments arising from your review of our response to the SEC Comment Letter dated October 23, 2008, please see our responses to the inquiries raised in your letter dated January 14, 2009. For ease of reference, we have included the staff comments, followed by our response, in same order as listed in the comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements, page 56
Note 3 - Investment in Holly Energy Partners, page 67
SEC Comment 1:
We have read your response to prior comment 1 in which you indicate that you had considered the guidance in SAB Topic 5:H in concluding that recognizing a gain for the IPO and subsequent distributions in excess of your investment in Holly Energy Partner, L.P. (HEP), would be inappropriate. You mention continuing involvement in the transferred assets evidenced by the transportation agreements under which you will provide a minimum revenue stream to HEP via volume shipments.
We understand that you made a policy election to record the dilution event as a capital transaction and are not questioning that decision. However, you have not offered support for the reclassification of the dilution credit to the investment account on deconsolidation, which appears to re-characterize the earlier capital transaction as one in which a deferred gain is generated, i.e. one that would be recognized at some point in the future.
Please clarify your position while differentiating between the accounting required for capital transactions, i.e. no gain recognition in the income statement, and transactions which may generate deferred gains. Please also address the following points:
a)	Given the increasing credit balance of your investment during periods of not consolidating HEP, suggesting an increasing liability, tell us if you would expect there to be any point at which the credit balance would be limited or at which it would begin to decline and return to a debit balance, assuming a non-consolidation model, and explain the reasons for your view. If you expect it would remain a credit balance until the end of the partnership’s life, had it not been re-consolidated, describe the accounting you would propose.

b)	Tell us whether you anticipate not being the primary beneficiary of HEP again and having to deconsolidate the entity another time. Tell us how you expect your accounting would be different than applied in the earlier deconsolidation, due to your future adoption of SFAS 160 on January 1, 2009.

Holly Corporation Response:
To clarify, at the IPO date, HEP issued both common and subordinated limited partner units. The common units were sold to the public, and the subordinated units were issued to us. The common units and the subordinated units represent limited partner interests in HEP. The holders of units are entitled to exercise the rights and privileges available to limited partners under the partnership agreement. The subordinated units are a separate class of limited partner interest in the Partnership, and the rights of holders to participate in distribution to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, available cash will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the general partner and holders of subordinated units, until the holders of subordinated units have received the minimum quarterly distribution. The subordination period will end June 30, 2009. At the September 25, 2002 AICPA/SEC Regulations Committee meeting, the SEC staff discussed the application of SAB 51 (Topic 5:H) when the subsidiary is a partnership with multiple classes of equity. The minutes of the meeting noted that “if the class of security issued by the subsidiary has a preference in distribution or liquidation rights over any other class of equity security ..., the staff believes the transaction is not subject to SAB 51 (Topic 5:H). As such there would be no gain on the transaction. The parent should reflect the proceeds from issuance as minority interest in its financial statements.” Recognition of a gain would be precluded until such time that the class of security issued by the subsidiary becomes the lowest residual interest. Based upon the aforementioned guidance, there would be no “gain” on the transaction and, therefore, we do not believe a policy election has been made. In our case, we believe gain recognition would be eligible to occur when the subordinated units issued to us by HEP convert to common units on June 30, 2009. However, given our reconsolidation of HEP at March 1, 2008 and the adoption of SFAS 160 on January 1, 2009, gain or loss would be precluded at the conversion date given it will be treated as a transaction between a consolidated group of entities. The proceeds received from the public offering of HEP were recorded to minority interest in consolidation as can be seen in Footnote 2 - Initial Public Offering of Holly Energy Partners in our 2004 annual report on Form 10-K. Of our investment credit balance of $168,093,000 at December 31, 2007, $85,430,000 related to this SAB 51 gain.
In July 2005, we transferred our Intermediate Assets to HEP which closed simultaneously with HEP’s private placement offering of $45.1 million of common units as well as the issuance of $35.0 million of 6.25% Senior Notes. On the date of this transfer, HEP remained a consolidated entity. We received $77.7 million of proceeds from HEP’s equity and debt offerings as consideration for the Intermediate Assets. In addition to our existing transportation agreement with HEP (issued in connection with the IPO assets transaction), we executed a new, 15-year transportation agreement providing $11.8 million of minimum annual revenues to HEP in support of the Intermediate Assets.
We again were precluded by SAB 51 from gain recognition in connection with the HEP’s sale of $45.1 million of common units in a private placement offering for the same reasons as the IPO transaction noted above. Immediately after the close of the Intermediate Asset transaction, we deconsolidated HEP. As noted above, HEP partially funded the Intermediate Asset transaction using the proceeds from the issuance of $35.0 million of their 6.25% Senior Notes. As a result, a portion of the proceeds from the Intermediate Asset transaction resulted in a basis difference due to the intercompany purchase of assets by HEP from us. Upon deconsolidation, we considered whether amortizing the basis difference related to the proceeds from HEP’s debt issuance over the estimated remaining useful lives of the intermediate assets was appropriate. However, we concluded that, given the nature and magnitude of the ongoing contractual arrangements between us and HEP related to the two, 15-year transportation agreements, amortization of this basis difference would not be appropriate at that time. Of our investment balance of $168,093,000 at December 31, 2007, $71,851,000 related to the Intermediate Asset transaction.
From the date of HEP’s inception through December 31, 2007, we had received distributions from HEP, excluding the distributions associated with the asset transfers noted above, of $62,899,000. For that same period, our equity in the earnings of HEP was $50,496,000. Both of these amounts have been reflected in our investment balance as of December 31, 2007. We have considered whether gain recognition would be appropriate given the distributions in excess of our equity in earnings of HEP. We concluded gain recognition would not be appropriate given the nature and magnitude of the ongoing contractual arrangements between us and HEP.
Assuming no reconsolidation, the credit balance in the investment account would have declined over time due to the following: i) our interest in HEP’s income exceeds its distributions to us, ii) recognition of SAB 51 gains as discussed above at the time of the conversion of subordinated units into common units and iii) when the basis difference discussed above is amortized, after consideration of the contractual arrangements between us and HEP. However, as you have noted in your review of our September 30, 2008 Form 10-Q, the credit investment balance was eliminated upon reconsolidation of HEP by us in March 2008.
We do not currently contemplate events or transactions that would cause us to not be the primary beneficiary of HEP and to deconsolidate HEP as a result. However, if upon the occurrence of a reconsideration event based on the guidance provided under paragraph 7 or 15 of FIN 46(R), we would re-evaluate whether HEP continued to qualify as a variable interest entity (VIE) and/or whether we would remain the primary beneficiary of HEP. If we were no longer the primary beneficiary, we would apply the literature on deconsolidation in accordance with FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Financial Statements
Note 2 - Holly Energy Partners, page 12
SEC Comment 2:
We understand that you recorded an increase in minority interest of $391.7 million on March 1, 2008, upon reconsolidating HEP, and that as of September 30, 2008 the amount of minority interest on your balance sheet has increased to $404.4 million. Please tell us how you have calculated this amount, and reconcile this to the minority interest balance on July 1, 2005, the date of deconsolidation. Please show computations and allocations in the rollforward relative to your investment balance during these periods.
Holly Corporation Response:
We have provided a table below showing changes to our investment balance in HEP and minority interest from June 30, 2005 through September 30, 2008. This includes the calculation of the $404.4 million of minority interest at September 30, 2008, as requested. The balance as of that date will not reconcile directly to the minority interest balance at July 1, 2005, as the minority interest was required, in accordance with paragraph 20 of FIN 46(R), to be recorded at fair value in connection with our reconsolidation of HEP at March 1, 2008.

	Investment
	Balance
Description of HEP and Minority Interest Activity	in HEP	Minority Interest
	(In thousands)
Balance at 6/30/2005	$—	$179,484

HEP Intermediate Transaction (Consideration received in excess of historical book basis in transferred assets)(1)	(71,851)	—
Capital contribution to maintain 2% general partner interest in HEP	1,591	—
Deconsolidation of HEP(2)	(84,401)	(179,484)

Balance at 7/01/2005 (Deconsolidation of HEP)	$(154,661)	$—

Equity in earnings of HEP (7/1/2005 - 12/31/2005)	6,517	—
Regular quarterly distributions (7/1/2005 - 12/31/2005)	(8,882)	—

Balance at 12/31/2005	$(157,026)	$—

Equity in earnings of HEP (1/1/2006 - 12/31/2006)	12,929	—
Regular quarterly distributions (1/1/2006 - 12/31/2006)	(20,308)	—

Balance at 12/31/2006	$(164,405)	$—

Equity in earnings of HEP (1/1/2007 - 12/31/2007)	19,109	—

Regular quarterly distributions (1/1/2007 - 12/31/2007)	(22,797)	—
Contribution from joint venture partner(5)	—	8,333

Balance at 12/31/2007	$(168,093)	$8,333

Equity in earnings of HEP (1/1/2008 - 2/29/2008)	2,990	—
Regular quarterly distributions (1/1/2008 - 2/29/2008)	(6,057)	—
HEP Crude Asset Transaction - consideration received in excess of our basis (3)	(153,335)	—
HEP Crude Asset Transaction - equity consideration(3)	9,000	—
Purchase of additional units in HEP	104	—
Capital contribution to maintain 2% General partner interest in HEP	186	—

Balance at 2/29/2008	$(315,205)	$8,333

Reconsolidation of HEP(4)	315,205	391,681

Balance at 3/1/2008 (Reconsolidation of HEP)	$—	$400,014

Minority interest holders’ earnings allocation in HEP (3/1/2008 - 9/30/2008)	—	2,709
Minority interest holders’ OCI allocation in HEP (3/1/2008 - 9/30/2008)	—	448
Minority interest holders’ distributions in HEP (3/1/2008 - 9/30/2008)	—	(13,445)
HEP equity based compensation expense (3/1/2008 - 9/30/2008)	—	1,237
HEP common units purchased for restricted unit grants and other		(845)
Contribution from joint venture partner(5)	—	15,000
Minority interest holders’ earnings allocation in joint ventures other than HEP (3/1/2008 - 9/30/2008)	—	433
Minority interest distributions in joint ventures other than HEP (3/1/2008 - 9/30/2008)	—	(1,200)

Balance at 9/30/2008	$—	$404,351

1)	In July 2005, HEP purchased our Intermediate Pipelines for $77,651. Since gain recognition was not permitted, we accounted for the $71,851 in consideration received in excess of our basis in the transferred assets of $5,800 as a distribution, decreasing our investment balance in HEP.

2)	In connection with HEP’s purchase of our Intermediate Pipelines, HEP closed on a private offering of additional common units and also entered into a related 15-year transportation services agreement with us. These events constituted a reconsideration event and we determined that HEP continued to qualify as a variable interest entity. Furthermore, we assessed our beneficial interest in HEP and concluded that our beneficial interest was less than 50%. Accordingly, we deconsolidated HEP effective July 1, 2005.

3)	On February 29, 2008, HEP purchased our Crude Pipelines and Tankage Assets for $180,000. Consideration received consisted of $171,000 in cash and 217,497 HEP common units having a value of $9,000. Our net book basis in the assets transferred was $26,665. Again, we accounted for the $153,335 in consideration received in excess of our basis in the transferred assets of $26,665 as a distribution, further decreasing our investment balance in HEP.

4)	Upon determining that we were the primary beneficiary of HEP on 2/29/08, we reconsolidated HEP in accordance with the provisions of paragraph 20 of FIN 46(R), including recording the minority interest in HEP at fair value.

5)	Cash received from Sinclair Transportation Company for a joint venture unrelated to HEP.

Please feel free to contact us with any additional questions or comments you may have.
Sincerely,

/s/ Bruce R. Shaw Bruce R. Shaw Senior Vice President and Chief Financial Officer